PROSPECTUS Dated March 14, 2018 and	PRICING SUPPLEMENT NO. 3
PROSPECTUS SUPPLEMENT Dated March 21, 2018	Dated May 9, 2018
Registration Statement No. 333-223639
Filed Pursuant to Rule 424(b)(2)

€3,684,600,000

FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

Floating Rate Notes due 2023

This Pricing Supplement and the related Prospectus and Prospectus Supplement have been prepared on the basis that any offer of Euro Medium-Term Notes in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Euro Medium-Term Notes. The expression Prospectus Directive means Directive 2003/71/EC (as amended), and includes any relevant implementing measure in the Member State concerned.

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on Ford Credit and the offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby will be Floating Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1.	Issuer:	Ford Motor Credit Company LLC

2.	Trade Date:	May 9, 2018

3.	Issue Date:	May 15, 2018 (T+4)

4.	Stated Maturity:	November 15, 2023

5.	Specified Currency:	Euro

6.	Principal Amount:	€400,000,000

7.	Price to Public:	100.000% plus accrued interest from the Issue Date

8.	All-in Price:	99.650%

9.	Net Proceeds (Before Expenses) to Issuer:	€398,600,000

10.	Interest Rate Basis:	3-Month EURIBOR

11.	Index Maturity:	3 months

12.	Spread:	+73 basis points

13.	Interest Rate Calculation:	EURIBOR determined on Interest Determination Date plus the Spread

14.	Minimum Interest Rate:	0.000%

15.	Initial Interest Rate:	3-Month EURIBOR, as of two TARGET2 Business Days prior to the Issue Date plus the Spread (for the initial Interest Period)

16.	Subsequent Interest Rate:	3-Month EURIBOR plus the Spread

17.	Interest Reset Dates:	Quarterly on the 15th of February, May, August and November of each year, commencing August 15, 2018

18.	Interest Determination Dates:	Quarterly, two TARGET2 Business Days prior to each Interest Reset Date

19.	Interest Payment Dates:	Interest will be paid quarterly on the 15th of February, May, August and November, commencing August 15, 2018

20.	Interest Payment Date Convention:	Modified, Following Adjusted

21.	Business Day:	New York City, London, TARGET2

22.	Change of Interest Basis or Redemption / Payment Basis:	Not Applicable

23.	Day Count Convention:	Actual/360

24.	Stabilization Agent:	Deutsche Bank AG, London Branch

25.	Calculation Agent:	Deutsche Bank AG, London Branch

26.	ISIN:	XS1821814982

27.	Plan of Distribution:	Principal Amount Of
	Name	Notes
	Crédit Agricole Corporate and Investment Bank	€ 54,285,000
	Credit Suisse Securities (Europe) Limited	54,285,000
	Deutsche Bank AG, London Branch	54,286,000
	Morgan Stanley & Co. International plc	54,286,000
	Banco Bradesco BBI S.A.	54,286,000
	J.P. Morgan Securities plc	54,286,000
	SMBC Nikko Capital Markets Limited	54,286,000
	BNY Mellon Capital Markets, LLC	10,000,000
	U.S. Bancorp Investments, Inc.	10,000,000
	Total	€ 400,000,000

The above Agent has agreed to purchase the respective principal amount of Notes, opposite its name as principal, at a price of 99.650% plus accrued interest from May 15, 2018 if settlement occurs after that date.

28.	Other:

Settlement

It is expected that delivery of the Notes will be made against payment therefor on or about May 15, 2018, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+4”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.

Uncertainty about the future of EURIBOR and the potential discontinuance of EURIBOR could adversely affect the market value of your Notes and/or limit your ability to resell them and payment of interest under the Notes

Various interest rate benchmarks (including Euro Interbank Offered Rate (EURIBOR)) are the subject of recent national and international regulatory guidance and proposals for reform. Some of these reforms are already effective, including the Benchmark Regulation, while others are still to be implemented.

Under the Benchmark Regulation, which applies from January 1, 2018, new requirements apply with respect to the provision of a wide range of benchmarks (including EURIBOR), the contribution of input data to a benchmark and the use of a benchmark within the European Union.  In particular, the Benchmark Regulation, among other things, (i) requires benchmark administrators to be authorized or registered (or, if non-EU-based, to be subject to an equivalent regime or otherwise recognized or endorsed) and to comply with extensive requirements in relation to the administration of benchmarks and (ii) prevents certain uses by EU-supervised entities of benchmarks of administrators that are not authorized or registered (or, if non-EU-based, deemed equivalent or recognized or endorsed).  It is not possible to predict the effect of these changes, other reforms, or the establishment of alternative reference rates in the European Union or elsewhere.  The resulting uncertainty could adversely affect the market value of the Notes and/or limit your ability to resell them.

If the three-month EURIBOR rate is not published, the rate of interest on the Notes will be determined using the alternative methods stated in “Description of the Debt Securities—Interest—EURIBOR Notes” in the Prospectus.  These alternative methods may result in lower interest payments than would have been made if three-month EURIBOR were published in its current form.  The alternative methods may also be subject to factors that make the three-month EURIBOR impossible or impracticable to determine.  If a published EURIBOR is unavailable and banks are unwilling to provide quotations, the rate of interest on the Notes for an interest period will be the same as the immediately preceding interest period, and could remain the rate of interest for the remaining life of the Notes.